                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     GOLDEN ISLES FINANCIAL HOLDINGS, INC.
                     -------------------------------------
                                (Name of issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of class of securities)

                                   0003810871
                                   ----------
                                 (CUSIP Number)

                               Gregory S. Junkin
                                 P.O. Box 30297
                           Sea Island, Georgia 31561
                                 (912) 638-4447

                 ---------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            Bruce N. Hawthorne, Esq.
                                King & Spalding
                              191 Peachtree Street
                          Atlanta, Georgia 30303-1763

                                December 3, 1996
                                ----------------
                         (Date of event which requires
                           filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)






















                              Page 2 of 9 Pages
                           Exhibit Index on Page 9
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                               AMENDMENT NO. 1
                                     TO
                      STATEMENT PURSUANT TO RULE 13d-1
                                   OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934


ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding the following to the information previously filed under this item:

     The Reporting Persons have determined to seek the call of a special meeting of the shareholders of the Company to act on proposals that would result in the Reporting Persons and their nominees constituting all or a majority of the members of the Board. The Reporting Persons have filed preliminary solicitation materials with the Securities and Exchange Commission (the "Commission") pursuant to Section 14(a) of the Securities Exchange Act of 1934 relating to a proposed solicitation of written requests from shareholders of the Company to require the Company to call the special meeting. The Reporting Persons intend to proceed with the solicitation as soon as is practicable after the staff of the Commission completes its review of the preliminary solicitation materials pursuant to the Commission's Regulation 14A.

     If a special meeting is held, the Requesting Parties intend to ask the shareholders of the Company to consider and vote on Proposal A, as set forth below, and, if Proposal A is not adopted in its entirety, Proposal B, as set forth below (the "Special Meeting Proposals").



                               Page 3 of 9 Pages
                            Exhibit Index on Page 9

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Proposal A:

           (i) that the number of members constituting the full Board be fixed at six (a decrease of two members);

           (ii) that each of J. Thomas Whelchel, Michael D. Hodges, C. Kermit Keenum and L. McRee Harden be removed as members of the Board;

           (iii) that the By-laws be amended to clarify that the shareholders of the Company shall have the right to fill a vacancy on the Board (created by the removal of a director) at a special meeting or an annual meeting; and

           (iv) that two nominees of the Requesting Parties to be identified in the proxy material of the Requesting Parties to be distributed in connection with the special meeting as the "Proposal A Nominees" be elected to fill the two vacancies on the Board.

Proposal B:

           (i) that the number of members constituting the full Board be fixed at 13 (an increase of five members); and

           (ii) that five nominees of the Requesting Parties to be identified in the proxy material of the Requesting Parties to be distributed in connection with the special meeting as the "Proposal B Nominees" be elected to fill the five vacancies on the Board resulting from the increase in the number of directors.


                               Page 4 of 9 Pages
                            Exhibit Index on Page 9

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     The details regarding the Special Meeting Proposals, including the specific text thereof, will be set forth in the proxy materials of the Requesting Parties to be distributed in connection with the special meeting. Although the Requesting Parties do not presently expect any other proposed matters to be included in the notice of the special meeting (the "Special Meeting Notice"), the Requesting Parties specifically reserve the right to include in the Special Meeting Notice such other matters as they may deem necessary, advisable or appropriate.

     The Special Meeting Proposals are intended to prevent the Board, under the interim chairmanship of J. Thomas Whelchel, from taking further actions to limit the Company's scope of operation and to adopt exclusively a "community bank" orientation in opposition to the historical purpose of the Company to become a diversified financial services company. The purpose of changing the size of the Board and filling the vacancies created either by the removal of existing members of the Board or the increase in the size of the Board with the Requesting Parties' Nominees (as defined below) is to place on the Board directors who, subject to their fiduciary duties, are committed to a business plan for the Company which, consistent with the historical purpose of the Company, would permit the Company to become a diversified financial services company operating in Georgia, other sections of the Southeast and in other geographic areas offering attractive opportunities.

     The Requesting Parties have not yet designated the Proposal A Nominees or the Proposal B Nominees (collectively, the "Requesting Parties' Nominees"). The Requesting Parties intend to


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                            Exhibit Index on Page 9

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identify the Requesting Parties' Nominees and provide all pertinent information regarding their background in the Requesting Parties' proxy solicitation material to be distributed in connection with the special meeting.

     Pursuant to the Articles of Incorporation of the Company and the By-laws, a quorum shall be deemed constituted at a special meeting if holders of not less than one-third of the shares of Common Stock outstanding and entitled to vote at such special meeting are present in person or by proxy. If a quorum is present at the special meeting, the shareholders of the Company may remove members of the Board by a vote of two-thirds of the shares of Common Stock entitled to vote in an election of directors, and they may amend the By-laws by a vote of a majority of all shares entitled to elect directors. The shareholders may fix the number of directors constituting the full Board (which must be at least 3 and not greater than 25) and elect new directors to fill newly created vacancies by a vote of a majority of the shares of the Common Stock represented by holders present at the meeting in person or by proxy.
Once elected to the Board, each director shall serve until the annual meeting and thereafter until his or her successor shall have been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.


                               Page 6 of 9 Pages
                            Exhibit Index on Page 9

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                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 5, 1996
       ------------------

                                             /s/ Gregory S. Junkin
                                             -----------------------------

                                             Gregory S. Junkin


                                             /s/ Paul D. Lockyer
                                             -----------------------------

                                             Paul D. Lockyer


                                             /s/ Scott A. Junkin
                                             -----------------------------

                                             Scott A. Junkin







                               Page 7 of 9 Pages
                            Exhibit Index on Page 9

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                                  EXHIBIT 1

                             Joint Filing Agreement

                          (Pursuant to Rule 13d-1(f))


     The undersigned agree that the statement on Schedule 13D to which this Agreement is attached is filed on behalf of each of them.


Dated:  December 5, 1996
       -------------------

                                             /s/ Gregory S. Junkin
                                             -----------------------------

                                             Gregory S. Junkin


                                             /s/ Paul D. Lockyer
                                             -----------------------------

                                             Paul D. Lockyer


                                             /s/ Scott A. Junkin
                                             -----------------------------

                                             Scott A. Junkin




                               Page 8 of 9 Pages
                            Exhibit Index on Page 9

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                                EXHIBIT INDEX




Exhibit                                 Description

1.                      Joint Filing Agreement (Pursuant to Rule 13d-1(f))






















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